UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

08774B102

(CUSIP Number)

3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007, (646) 839-0086

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies of Communications to:

Carl Marcellino

Daniel Forman

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

October 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Novator Capital Sponsor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 48,098,201(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 48,098,201(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,098,201(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 45,808,186 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Better Home & Finance Holding Company (f/k/a Aurora Acquisition Corp., the “Issuer”); and (ii) 2,290,015 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the “Warrants”). Each Warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Warrants expire on August 22, 2028, five years after the completion of the business combination (the “Business Combination”), described in the registration statement on Form S-4 (File No. 333-258423) filed by the Issuer and declared effective by the Securities and Exchange Commission (the “SEC”) on July 27, 2023.

(2) Based on 351,405,878 shares of Class A Common Stock outstanding as of September 25, 2023, as reported on the Issuer’s Registration Statement of Form S-1, filed with the SEC on October 12, 2023, plus the 2,290,015 shares of Class A Common Stock issuable upon exercise of the Warrants held by the Reporting Persons.

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Thor Björgólfsson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 48,098,201(1)(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 48,098,201(1)(2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,098,201(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) The reported shares include (i) 45,808,186 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Better Home & Finance Holding Company (f/k/a Aurora Acquisition Corp., the “Issuer”); and (ii) 2,290,015 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the “Warrants”). Each Warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Warrants expire on August 22, 2028, five years after the completion of the Business Combination.

(2) The securities are held directly by Novator Capital Sponsor Ltd. (the “Sponsor”), and Thor Björgólfsson may have dispositive and voting control over those securities. The Sponsor is wholly owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Alessandro Passardi, Jan Rottiers and Arnaud Cywie.

(3) Based on 351,405,878 shares of Class A Common Stock outstanding as of September 25, 2023, as reported on the Issuer’s Registration Statement of Form S-1, filed with the SEC on October 12, 2023, plus the 2,290,015 shares of Class A Common Stock issuable upon exercise of the Warrants held by the Reporting Persons.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the original Schedule 13D filed with the SEC on March 18, 2021 (as amended by Amendment No. 1 filed with the SEC on August 28, 2023, the “Original Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 2 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 2 is being filed to report the current percentage of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act) beneficially owned by the Reporting Persons, which has decreased as a result of an increase in the outstanding Class A Common Stock of the Issuer and to correct the number of warrants to purchase Class A Common Stock of the Issuer (the “Warrants”) held by the Reporting Persons following the completion of the Business Combination. The Original Schedule 13D incorrectly reported holdings of 4,005,029 Warrants, whereas, as reported in this Amendment No. 2, the Reporting Persons held (and continue to hold) 2,290,015 Warrants. The Reporting Persons forfeited 2,290,014 Warrants in connection with the Business Combination, as required by a letter agreement entered into between Sponsor and the Issuer dated November 9, 2021. For more information, please see Item 4, “Consummation of Business Combination” below.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pre-Closing Bridge Note Purchase Agreement

On November 30, 2021, the Issuer, Better Holdco, Inc. (“Better”), SB Northstar LP (“SoftBank”) and the Sponsor entered into a bridge note purchase agreement (the “Pre-Closing Bridge Note Purchase Agreement”). Under the Pre-Closing Bridge Note Purchase Agreement, SoftBank and the Sponsor funded the purchase of $750,000,000 of Pre-Closing Bridge Notes, which were convertible into either Class A Common Stock, a new series of preferred stock of Better (as described below), or Better common stock (together, the “Pre-Closing Bridge Conversion Shares,” as applicable) as follows: (i) upon closing of the Business Combination (the “Closing”), the Pre-Closing Bridge Notes were to automatically convert into shares of Class A Common Stock at a conversion rate of one share per $10.00 of consideration; (ii) if the Closing did not occur by December 2, 2022, the first anniversary of the closing of the Pre-Closing Bridge Financing (the “Maturity Date”), or in the event of a Corporate Transaction or Merger Withdrawal (each as defined in the Pre-Closing Bridge Note Purchase Agreement) prior to the Maturity Date or prior to the time when a Pre-Closing Bridge Note could otherwise be converted pursuant to the Pre-Closing Bridge Note Purchase Agreement, the Pre-Closing Bridge Notes were to convert into a new series of preferred stock of Better, which series would be identical to Better’s Series D Preferred Stock, provided that the ratchet adjustment provisions relating to Better’s Series D Preferred Stock would not apply, and such series would vote together with Better’s Series D Preferred Stock as a single class on all matters; or (iii) in the event of a termination of the Merger Agreement (as defined below) (a) by Better, arising out of or resulting from breaches on the part of the Issuer or the Sponsor, (b) by Better, arising out of or resulting from breaches on the part of the Issuer or any Subscriber in connection with any Subscription Agreement (each as defined in the Pre-Closing Bridge Note Purchase Agreement) or (c) arising out of or resulting from breaches on the part of the Issuer, SoftBank or the Sponsor in connection with the Pre-Closing Bridge Note Purchase Agreement or any ancillary agreement, the Pre-Closing Bridge Notes would convert into shares of Better common stock.

The conversion of the Pre-Closing Bridge Notes pursuant to the Pre-Closing Bridge Note Purchase Agreement was subject to (i) requisite approval of Better Stockholders, and (ii) the terms and conditions of various voting and support agreements, entered into in order to take further actions with respect to, and to effectuate the issuance of, Pre-Closing Bridge Conversion Shares. In the event that Pre-Closing Bridge Conversion Shares were issued in the form of Class A Common Stock, the Pre-Closing Bridge Note Purchase Agreement provided for customary registration rights with respect to such Pre-Closing Bridge Conversion Shares.

Since the Maturity Date of the Pre-Closing Bridge Notes was December 2, 2022, the Pre-Closing Bridge Notes became, by their terms, automatically convertible into Pre-Closing Bridge Conversion Shares. However, in connection with the First Novator Letter Agreement (as defined below), the Maturity Date of the Pre-Closing Bridge Notes held by the Sponsor was extended to March 8, 2023, subject to SoftBank consenting to extending the maturity of its Pre-Closing Bridge Notes accordingly. Since such consent was not received from SoftBank and Better did not amend its certificate of incorporation to facilitate such conversion, the Pre-Closing Bridge Notes held by the Sponsor and SoftBank did not convert. Better and the Sponsor subsequently entered into the Deferral Letter Agreement (as defined below), pursuant to which the Maturity Date of the Pre-Closing Bridge Notes held by the Sponsor was deferred to September 30, 2023. Additionally, as described further below, both the First Novator Letter Agreement and the Second Novator Letter Agreement included additional exchange features that permitted the Sponsor to exchange its Pre-Closing Bridge Notes at different price levels.

First Novator Letter Agreement

On August 26, 2022, the Issuer, Better and the Sponsor entered into a letter agreement (the “First Novator Letter Agreement”) to extend the maturity date of the Pre-Closing Bridge Notes held by the Sponsor to March 8, 2023, subject to SoftBank consenting to extending the maturity of its Pre-Closing Bridge Notes accordingly. Furthermore, pursuant to the First Novator Letter Agreement, subject to Better receiving requisite shareholder approval therefor (which Better obtained), the parties agreed that, if the Business Combination had not been consummated by the maturity date of the Pre-Closing Bridge Notes, the Sponsor would have the option, without limiting its rights under the Pre-Closing Bridge Note Purchase Agreement, to alternatively exchange its Pre-Closing Bridge Notes as follows: (x) $75 million of its $100 million aggregate principal amount of Pre-Closing Bridge Notes would be exchanged for newly issued shares of Better Class B common stock at a price per share reflecting a 75% discount to a $6.9 billion pre-money equity valuation of Better and (y) the remaining $25 million of the Sponsor’s bridge notes would be exchanged for Better preferred stock at price per share reflecting a $6.9 billion pre-money equity valuation of Better. As the extended maturity date has passed and the Business Combination had not been consummated as of the extended maturity date, the Sponsor would have the alternative exchange options described in the First Novator Letter Agreement. The conversion terms of the Pre-Closing Bridge Notes held by SoftBank were not modified by the terms of the First Novator Letter Agreement nor did SoftBank consent to the extension under the First Novator Letter Agreement.

Second Novator Letter Agreement

On February 7, 2023, the Issuer, Better and the Sponsor entered into a letter agreement (the “Second Novator Letter Agreement”) pursuant to which, subject to Better receiving requisite shareholder approval therefor (which Better obtained), the parties agreed that, if the Business Combination had not been consummated by the maturity date of the Pre-Closing Bridge Notes (as deferred by the Deferral Letter Agreement), the Sponsor would have the option, without limiting its rights under the Pre-Closing Bridge Note Purchase Agreement or First Novator Letter Agreement, to alternatively exchange its Pre-Closing Bridge Notes as follows: (x) for a number of shares of Better preferred stock at a conversion price that represents a 50% discount to the $6.9 billion pre-money equity valuation of Better or (y) for a number of shares of Better Class B common stock at a price per share that represents a 75% discount to the $6.9 billion pre-money equity valuation of Better. The conversion terms of the Pre-Closing Bridge Notes held by SoftBank were not modified by the terms of the Second Novator Letter Agreement.

Deferral Letter Agreement

On February 7, 2023, Better and the Sponsor entered into a letter agreement (the “Deferral Letter Agreement”) to defer the maturity date of the Pre-Closing Bridge Notes held by the Sponsor until September 30, 2023. Following the expiration of this deferral period, the Pre-Closing Bridge Notes held by the Sponsor may be exchanged or converted in accordance with the terms of the Pre-Closing Bridge Notes, the First Novator Letter Agreement or the Second Novator Letter Agreement, as applicable. The conversion terms of the Pre-Closing Bridge Notes held by SoftBank were not modified by the terms of the Deferral Letter Agreement.

Limited Waiver to Insider Letter Agreement

On February 23, 2023, the Issuer, Better, Sponsor, and the Insiders party to the Amended and Restated Insider Letter Agreement entered into a limited waiver (the “Limited Waiver”). The Limited Waiver waived the provision restricting the redemption of the Issuer’s Class A ordinary shares as it applies to the Sponsor to the limited extent required to allow the redemption of up to an aggregate of $17 million worth of the Issuer’s Class A ordinary shares underlying the Issuer’s private units held by it in connection with a vote to extend the deadline by which the Issuer had to complete an initial business combination from March 8, 2023 to September 30, 2023 (the “Extension”). As consideration for the Limited Waiver, Sponsor agreed (a) if the Business Combination was completed on or before September 30, 2023, to subscribe for and purchase, on the closing date of the Business Combination, shares of Class A Common Stock for aggregate cash proceeds to Better equal to the actual aggregate amount of shares redeemed by Sponsor in connection with the Limited Waiver at a purchase price of $10.00 per share; or (b) if the Business Combination was not completed by such date, to subscribe for and purchase for $35 million aggregate cash proceeds to Better, at Sponsor’s election, (x) a number of newly issued shares of Better’s Company Series D Equivalent Preferred Stock (as defined in the Pre-Closing Bridge Note Purchase Agreement) at a price per share that represents a 50% discount to the $6.9 billion pre-money equity valuation of Better or (y) for a number of shares of Better Class B common stock at a price per share that represents a 75% discount to the $6.9 billion pre-money equity valuation of Better. The Sponsor also agreed to reimburse the Issuer for reasonable and documented expenses incurred by the Issuer in connection with the Business Combination, up to the cash value of shares redeemed by the Sponsor pursuant to the Limited Waiver, to the extent such expenses were not otherwise subject to reimbursement by Better pursuant to the Merger Agreement (as defined below). In connection with the Extension, public shareholders redeemed 24,087,689 public shares and, pursuant to the Limited Waiver, the Sponsor redeemed 1,663,760 private shares for an aggregate cash balance of $263,123,592 at the Issuer’s combined annual and extraordinary general meeting on February 24, 2023.

Consummation of Business Combination

In connection with the consummation of the Business Combination, the Issuer’s Class A ordinary shares and Class B ordinary shares automatically converted into shares of Class A Common Stock on a one-for-one basis, and outstanding warrants to purchase the Issuer’s Class A ordinary shares automatically converted into warrants to purchase Class A Common Stock. Accordingly, the 636,240 Class A ordinary shares and the 3,471,946 Class B ordinary shares held by the Reporting Persons converted into 636,240 and 3,471,946 shares of Class A Common Stock, respectively, and the 4,005,029 warrants to purchase Class A ordinary shares converted into 4,005,029 Warrants. However, pursuant to a letter agreement between Sponsor and the Issuer dated November 9, 2021, Sponsor forfeited 2,290,014 of the warrants to purchase Class A Common Stock of the Issuer, effective upon the consummation of the Business Combination. In addition, pursuant to the Limited Waiver, the Reporting Persons subscribed for 1,700,000 shares of Class A Common Stock at a price of $10.00 per share. Finally, pursuant to the Pre-Closing Bridge Note Purchase Agreement, $100,000,000 worth of subordinated 0% bridge promissory notes held by the Reporting Person converted into 40,000,000 shares of Class A Common Stock.

Amended & Restated Registration Rights Agreement

At the Closing, the Issuer, certain stockholders of Better (the “Legacy Better Stockholders”) and the Sponsor entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer is required to register for resale securities held by the stockholders party thereto. The Issuer will have no obligation to facilitate or participate in more than two underwritten offerings at the request or demand of the Sponsor or three underwritten offerings at the request or demand of the Legacy Better Stockholders. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by Aurora and certain customary block trade rights. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Amended and Restated Registration Rights Agreement.

The Amended and Restated Registration Rights Agreement amends and restates the registration rights agreement that was entered into by the Issuer, the Sponsor and the other parties thereto in connection with the Issuer’s initial public offering. The Amended and Restated Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Amended and Restated Registration Rights Agreement, (ii) with respect to any holder, on the date that such holder no longer holds any Registrable Securities (as defined therein) and (iii) with respect to any holder, at such time as Rule 144 (as defined below) or another similar exemption under the Securities Act of 1933, as amended, is available for the sale of all such holder’s shares during a three-month period without registration, and without compliance with the public information requirements or volume limitations under such rules and when any restrictive legends on such Registrable Securities have been removed.

Appointment of Board Members

In accordance with Section 7.6 of the Merger Agreement, the Sponsor had the right to appoint to two directors to serve on the board of the Issuer (the “Board”) following the Closing. The Sponsor appointed Prabhu Narasimhan and Arnaud Massenet to the Board, which appointments were approved by the Issuer’s shareholders at the extraordinary general meeting called for the purpose of approving the Business Combination and related matters.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2023

Novator Capital Sponsor Ltd.

	By:	/s/ Pericles Spyrou
	Name:	Pericles Spyrou
	Title:	Director

/s/ Thor Björgólfsson
Thor Björgólfsson